SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of April 14, 2003
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.







CORPORACION DURANGO ANNOUNCES AN IMPORTANT STEP TOWARDS ITS FINANCIAL RESTRUCTURING IN PROGRESS

Durango, Dgo., Mexico.- Corporacion Durango, S.A. de C.V. (NYSE:
 CDG / BMV: CODUSA), the largest integrated paper producer in Mexico, today announces that it has signed a formal forbearance agreement with the Steering Group members of an Ad Hoc Bondholders Committee. The Steering Group represents approximately 52% of the total outstanding principal amount of the Company's Notes due 2006, and approximately 36% of the total outstanding principal amount of the Company's Notes due 2009. Under the terms of the agreement, the Steering Group members of the Ad Hoc Bondholders Committee have agreed to continue productive consensual discussions regarding the terms of a recapitalization of the Company's balance sheet.

In exchange for entering into the forbearance agreement, the Company has agreed to pay a forbearance fee of 2% on the principal amount of the notes held by these bondholders. The agreement also permits all other holders of the Company's Notes, due 2003, 2006, 2008 and 2009, to join the agreement and receive the same forbearance fee. Holders will be afforded 30 business days to become bound by the forbearance agreement pursuant to procedures the Company anticipates announcing through the Depository Trust Company this week. The Company is offering to its institutional unsecured creditors the opportunity to participate in the forbearance agreement on the same terms.

Miguel Rincon, Chairman of Corporacion Durango commented: "The degree of bondholder support already obtained is encouraging, especially when taking into consideration that the Company is just now offering this to all of our unsecured creditors. We are pleased that our creditors continue to work with us and provide Durango with the time and support to carry out this consensual financial restructuring. This agreement represents an important step in the restructuring process that we commenced in December 2002. It will permit us to pursue in an orderly and consensual manner various recapitalization alternatives that will ultimately result in the Company having improved liquidity and flexibility and also allows us to continue focused on further maximizing the Company's operative performance in a weak international and domestic economic environment."

Bondholders of the Company with questions concerning the forbearance fee arrangement are encouraged to contact either Michael Reilly or William Govier of Bingham McCutchen LLP, counsel to the Ad Hoc Bondholders Committee, at 860-240-2777.



This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by the Company may differ significantly from the results discussed in the forward looking statements. Factors that may cause such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  April 14, 2003		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer